Proskauer Rose LLP Eleven Times Square New York, NY 10036-8299

December 5, 2017

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Frank Buda

Re:	BNY Mellon Absolute Insight Funds, Inc. Registration Statement on Form N-14 (File No: 333-221323)

Ladies and Gentlemen:

On behalf of BNY Mellon Absolute Insight Funds, Inc. (the "Registrant"), on or about December 8, 2017 we plan to file, pursuant to Rule 497 under the Securities Act of 1933, as amended, the definitive version of the Prospectus/Proxy Statement (the "Prospectus/Proxy Statement") and statement of additional information (the "SAI") of the Registrant related to the reorganization of Insight Investment Grade Bond Fund (the "Fund"), a series of FundVantage Trust, into BNY Mellon Insight Core Plus Fund (the "Successor Fund"), a series of the Registrant (the "Reorganization"). The filing will be marked to show changes from the version of the Prospectus/Proxy Statement filed as part of the Registrant's Registration Statement on Form N-14 (the "Registration Statement") on November 3, 2017. The revisions consist primarily of changes made in response to the comments given telephonically by the staff (the "Staff") of the Securities and Exchange Commission, including comments given by Frank Buda of the Staff to the undersigned on November 28, 2017. Set forth below are Mr. Buda's comments and the Registrant's responses thereto. Capitalized terms used herein and not otherwise defined are used with the meanings assigned to them in the Registration Statement.

General

1.	Staff Comment: In general, please revise the disclosure in the Prospectus/Proxy Statement regarding the Successor Fund's investment strategies and risks consistent with the Staff's comments on the Successor Fund's Registration Statement on Form N-1A.

Response: The requested revisions will be made in the definitive version of the Prospectus/Proxy Statement.

Cross Reference Sheet

2.	Staff Comment: Please update Footnote No. 1 to confirm that the Successor Fund's Registration Statement on Form N-1A was filed on November 28, 2017.

Response: The definitive version of the Prospectus/Proxy Statement filed pursuant to Rule 497 will not include a cross-reference sheet and the referenced footnote therefore will not be included.

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Securities and Exchange Commission

December 5, 2017

Shareholder Letter

3.	Staff Comment: The second sentence of the second paragraph states: "The Successor Fund's contractual management fee will be lower than the contractual management fee payable by the Fund and the total annual operating expenses of the Successor Fund are expected to be less than the Fund's historical annual operating expenses (after the current fee waiver and expense reimbursement arrangements with respect to the Fund and Successor Fund)." Please clarify whether the total annual operating expenses of the Successor Fund will only be less as a result of its fee waiver and, if so, please explain the effect of the fee waiver's expiration (i.e., after the fee waiver expires, the Successor Fund's expenses may increase). Please apply this clarification elsewhere in the Prospectus/Proxy Statement, as applicable.

Response: The total annual operating expenses of the Successor Fund are expected to be less than those of the Fund, without taking into consideration fee waivers and expense reimbursements, because the Successor Fund's management fee is 15 basis points lower than the Fund's management fee and includes administrative services for which the Fund is charged separately and are reflected in the Fund's "other expenses" (such administrative services fees amounted to 0.22% of the value of the Fund's average daily net assets during its last fiscal year). Accordingly, the referenced disclosure will be modified as follows:

The Successor Fund's contractual management fee will be lower than the contractual management fee payable by the Fund and the total annual operating expenses of the Successor Fund are estimated to be less than the Fund's historical annual operating expenses (before and after the current fee waiver and expense reimbursement arrangements with respect to the Fund and Successor Fund).

We have made similar revisions elsewhere in the Prospectus/Proxy Statement, as applicable.

4.	Staff Comment: Please revise the disclosure in the third paragraph regarding Insight and CISC to clarify their relationship to each other and to the Fund and Successor Fund. Please explain that Insight and CISC are different entities and clarify whether there will be any change to the relationship of the entities to themselves or the Fund and the Successor Fund as a result of the Reorganization. Please apply this clarification elsewhere in the Prospectus/Proxy Statement, as applicable.

Response: The relevant disclosure in the referenced paragraph will be revised as follows:

The Fund's investment adviser is Cutwater Investor Services Corp. ("CISC"), an affiliate of The Dreyfus Corporation ("Dreyfus"). After the Reorganization is completed, Dreyfus will serve as the Successor Fund's investment adviser and Insight North America LLC ("Insight"), an affiliate of Dreyfus and CISC, will serve as sub-investment adviser to the Successor Fund. Insight and CISC are each part of the group of affiliated companies providing investment advisory services under the brand "Insight Investment." Insight, as sub-investment adviser to the Successor Fund, will provide investment advisory services pursuant to substantially the same investment approach that CISC currently uses for the Fund, and Dreyfus or its affiliates will assist in the operations of the Successor Fund, including the distribution of Successor Fund shares. The portfolio managers of the Fund who currently provide day-to-day management of the Fund's portfolio as employees of CISC will continue to provide such services to the Successor Fund as employees of Insight after the completion of the Reorganization. . . . .

Securities and Exchange Commission

December 5, 2017

We have made similar revisions elsewhere in the Prospectus/Proxy Statement, as applicable. Additional disclosure will be added to "Summary—Investment Advisers" stating that, other than the fact that Insight, and not CISC, will be responsible for the day-to-day management of the Successor Fund's portfolio, there will be no change to the relationship of the entities as a result of the Reorganization.

Questions and Answers

5.	Staff Comment: The second paragraph of the first Q&A states that Insight is an affiliate of Dreyfus. Please clarify if Insight was an affiliate of Dreyfus prior to the Reorganization, or if Insight will be an affiliate of Dreyfus as a result of the Reorganization.

Response: Insight is currently an affiliate of Dreyfus. The following disclosure will be added to the referenced paragraph: "Dreyfus, Insight and CISC are wholly-owned subsidiaries of The Bank of New York Mellon Corporation."

6.	Staff Comment: The fifth Q&A states: "For the past fiscal year, the Fund paid an investment advisory fee at the annual rate of 0.046% of the Fund's average daily net assets (after current fee waivers and expense reimbursements with respect to the Fund)." Please supplementally confirm that 0.046% is the correct percentage.

Response: We have confirmed with Fund management that such percentage is correct.

Prospectus/Proxy Statement

7.	Staff Comment: The header to the Prospectus/Proxy Statement references the "Transfer of the Assets" of the Fund. Please revise this disclosure to reference the "Transfer of Assets and Liabilities" of the Fund.

Response: The header in the definitive version of the Prospectus/Proxy Statement will be changed to state "Proposed Reorganization of Insight Investment Grade Bond Fund with and into BNY Mellon Insight Core Plus Fund."

8.	Staff Comment: The first sentence in Summary states: "This Summary is qualified by reference to the more complete information contained elsewhere in this Prospectus/Proxy Statement, the Successor Fund's Prospectus, the Fund's Prospectus and the Agreement and Plan of Reorganization (the 'Plan') attached to this Prospectus/Proxy Statement as Exhibit A." As all disclosure in the Prospectus/Proxy Statement must be complete and cannot be qualified, please either delete this sentence or revise it to state that investors may find "additional information" in the referenced documents. Please similarly either delete or revise the second sentence in Comparison of the Successor Fund and the Fund.

Response: The first referenced sentence will be revised as follows:

Additional information is contained elsewhere in this Prospectus/Proxy Statement, the Successor Fund's Prospectus, the Fund's Prospectus and the Agreement and Plan of Reorganization (the "Plan") attached to this Prospectus/Proxy Statement as Exhibit A.

Securities and Exchange Commission

December 5, 2017

The second referenced sentence will be revised as follows:

Additional information is set forth in such Prospectuses, which are incorporated herein by reference.

9.	Staff Comment: In Comparison of the Successor Fund and the Fund, per Item 3(b) of Form N-14, please specifically highlight and discuss specific differences in the investment strategies of the Fund and the Successor Fund (e.g., that the Fund has an 80% test while the Successor Fund does not), rather than only listing the investment strategies of each fund.

Response: We believe that providing the investment strategies of both the Fund and Successor Fund sufficiently highlights the differences in the strategies. However, the following disclosure will be added in the Investment Strategies paragraph in Comparison of the Successor Fund and the Fund:

Unlike the Fund, the Successor Fund does not have a policy requiring it to invest at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in investment grade fixed-income securities. In addition, the Successor Fund may invest up to 25% of its net assets in fixed-income securities rated, at the time of purchase, below investment grade ("high yield" or "junk" bonds) or the unrated equivalent as determined by Insight; whereas, the Fund may invest up to 20% of its net assets in such high yield securities. The Successor Fund, therefore, may have more exposure to high yield fixed-income securities than the Fund. See "Investment Risks" below.

10.	Staff Comment: Similar to Comment No. 9 above, please highlight and discuss specific differences between the investment risks of the Fund and Successor Fund in Investment Risks, rather than only presenting them side-by-side in tabular format.

Response: We believe that the table sufficiently highlights the differences of the investment risks of the Fund and the Successor Fund. In addition, the following has been added to the end of the first paragraph of Investment Risks: "As noted in this comparison, certain principal risks of the Fund are not identified as principal risks of the Successor Fund, and certain principal risks of the Successor Fund are not identified as principal risks of the Fund."

11.	Staff Comment: The fourth paragraph in Fees and Expenses states: "The fees and expenses set forth below for the Fund are as of April 30, 2017, the Fund's most recent fiscal year end, and the expenses set forth below for the Successor Fund are based on estimated amounts for the current fiscal year. The 'Pro Forma After Reorganization' operating expenses information is based on the fees and expenses of each fund, as of the fiscal year end noted above, as adjusted showing the effect of the consummation of the Reorganization." Please clarify whether the Pro Forma After Reorganization operating expenses are based on the fees and expenses of each fund as of the noted fiscal year end, or are based on estimated amounts for the current fiscal year for the Successor Fund.

Response: The Pro Forma After Reorganization operating expenses information is based on the fees and expenses of the Fund, as of the fiscal year ended April 30, 2017, and of the Successor Fund, as estimated for the current fiscal year. The applicable disclosure will be revised accordingly in the Prospectus/Proxy Statement.

Securities and Exchange Commission

December 5, 2017

12.	Staff Comment: Footnote No. 1 to the table in Fees and Expenses discusses the fee waiver in effect for the Fund. If the fee waiver is subject to a right of recoupment, please disclose that fact and please disclose whether the right of recoupment will survive the Reorganization.

Response: We have confirmed with Fund management that the Fund's current fee waiver is not subject to a right of recoupment.

13.	Staff Comment: Please delete the first sentence in The Successor Fund and the Fund – Past Performance, which states: "Performance information for the Successor Fund is not presented because it has not yet commenced operations." After the Reorganization is completed, please file a Supplement to the Successor Fund's Prospectus to indicate that the Reorganization has occurred.

Response: The referenced sentence will be deleted in the Prospectus/Proxy Statement. The Registrant will file the requested Supplement when the Reorganization is completed.

14.	Staff Comment: In The Successor Fund and the Fund – Capitalization, please update the capitalization table with information as of a date within 30 days of the filing of the Registration Statement.

Response: The referenced information is as of the Fund's most recent fiscal year end (April 30, 2017), which we believe complies with the requirements of Form N-14 and Regulation S-X. Accordingly, we respectfully request that the Staff waive the comment. Moreover, the information included in the table has not materially changed since the Fund's most recent fiscal year end, and the following disclosure will be added immediately after the Capitalization Table in the referenced section in the definitive version of the Prospectus/Proxy Statement:

As of October 31, 2017, the Fund's total net assets were $41,699,424.25 and the Fund's net asset value per share was $10.17.

15.	Staff Comment: In Reasons for the Reorganization, please supplementally include and discuss board considerations adverse to the Reorganization, if any.

Response: The Trust's Board of Trustees believes, as detailed in this section, that the Reorganization is in the best interests of the Fund and its shareholder. As the Trust's Board believes that there are no material negative consequences to the Reorganization, no additional disclosure will be added to this section.

16.	Staff Comment: In Ownership of Shares, please clarify whether the one shareholder of the Fund will own 100% of the shares of the Successor Fund after the Reorganization. If the ownership table is likely to change before the Prospectus/Proxy Statement is mailed, please update the table prior to mailing.

Response: The one shareholder of the Fund will own 100% of the Successor Fund's Class Y shares after the Reorganization. Disclosure to that effect will be added to the Prospectus/Proxy Statement.

Securities and Exchange Commission

December 5, 2017

Should members of the Staff have any questions or comments, please contact me at 212.969.3371 or, in my absence, contact David Stephens at 212.969.3357.

Very truly yours,

/s/ Kirk W. Anderson

Kirk W. Anderson

cc:	David Stephens
Jeff Prusnofsky